# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PERMIAN BASIN ROYALTY TRUST, CIK 0000319654
CUSIP: 714236106
Title of class of securities: Units of Beneficial Interest
Address of issuer's principal executive offices: C/O ARGENT TRUST COMPANY, 3838 OAK LAWN AVE., SUITE 1720, DALLAS, Texas (TX), 75219-4518
Date of event which requires filing of this statement: 12/26/2025
Filed by CIK 0001803391
Persons authorized to receive notices and communications: Eric L. Oliver, c/o SoftVest Advisors, LLC, 400 Pine Street, Suite 1010, Abilene, Texas (TX), 79601, (325) 677-6177

## Reporting persons
- SoftVest Advisors, LLC (CIK 0001803391): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,217,107; sole dispositive power 0; shared dispositive power 6,217,107; aggregate amount beneficially owned 6,217,107 (13.3% of the class)
  Comment: (1) Percentage based on 46,608,796 Units of Beneficial Interest (as defined below) of the Issuer (as defined below) outstanding as reported in the Issuer's Form 10-Q filed with the SEC on November 13, 2025.
- SoftVest GP I, LLC (CIK 0002077837): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,217,107; sole dispositive power 0; shared dispositive power 6,217,107; aggregate amount beneficially owned 6,217,107 (13.3% of the class)
  Comment: (2) Percentage based on 46,608,796 Units of Beneficial Interest (as defined below) of the Issuer (as defined below) outstanding as reported in the Issuer's Form 10-Q filed with the SEC on November 13, 2025. SoftVest GP I, LLC is the general partner of, and may be deemed to beneficially own securities owned by, SoftVest, L.P.
- SoftVest, L.P. (CIK 0001406386): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 6,217,107; sole dispositive power 0; shared dispositive power 6,217,107; aggregate amount beneficially owned 6,217,107 (13.3% of the class)
  Comment: (3) Percentage based on 46,608,796 Units of Beneficial Interest (as defined below) of the Issuer (as defined below) outstanding as reported in the Issuer's Form 10-Q filed with the SEC on November 13, 2025.
- Eric L. Oliver (CIK 0001168602): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 0; shared voting power 6,217,107; sole dispositive power 0; shared dispositive power 6,217,107; aggregate amount beneficially owned 6,217,107 (13.3% of the class)
  Comment: (1) Excludes 17,000 Units of Beneficial Interest held by family members of and partnerships for the benefit of the family of Eric L. Oliver. Mr. Oliver disclaims beneficial ownership of any such Units of Beneficial Ownership except to the extent of any pecuniary interest therein.
  (2) Percentage based on 46,608,796 Units of Beneficial Interest (as defined below) of the Issuer (as defined below) outstanding as reported in the Issuer's Form 10-Q filed with the SEC on November 13, 2025.

## Item 1. Security and Issuer
Title of class of securities: Units of Beneficial Interest
Name of issuer: PERMIAN BASIN ROYALTY TRUST
Address of issuer's principal executive offices: C/O ARGENT TRUST COMPANY, 3838 OAK LAWN AVE., SUITE 1720, DALLAS, Texas (TX), 75219-4518
Comment:
This Amendment No. 3 to the Schedule 13D of the Reporting Persons (this "Amendment No. 3") relates to the units of beneficial interest ("Units") of Permian Basin Royalty Trust (the "Trust") and amends the Schedule 13D filed on October 10, 2025, as amended on October 10, 2025, and October 16, 2025 (collectively, the "Original Schedule 13D" and together with this amendment, the "Schedule 13D"). Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Original Schedule 13D.

This Amendment No.3 is being filed by the Reporting Persons to amend Item 4 and Item 7 as follows:

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is amended by adding the following:

On December 26, 2025, SoftVest, LP, as beneficiary of the Trust, filed an Original Petition for Modification of Trust (the "Original Petition") in the District Court of Tarrant County, Texas, seeking to effect the Indenture Reformation. The case (096-373245-25) has been assigned to the 96th District Court of Tarrant County. The foregoing is qualified in its entirety by reference to the full text of the Original Petition, a copy of which is attached as Exhibit 4 and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is amended by adding the following:

(4) Original Petition for Modification of Trust.

## Signatures
- SoftVest Advisors, LLC: /s/ Eric L. Oliver, Eric Oliver/President and Managing Member (12/29/2025)
- SoftVest GP I, LLC: /s/ Eric L. Oliver, Eric Oliver/President and Managing Member (12/29/2025)
- SoftVest, L.P.: By: SoftVest GP I, LLC its general partner, /s/ Eric L. Oliver, Eric L. Oliver/President and Managing Member (12/29/2025)
- Eric L. Oliver: /s/ Eric L. Oliver, Eric L. Oliver (12/29/2025)